Exhibit 6.10

MyRxWallet North America Corporation

a Wyoming corporation

INDEPENDENT DIRECTOR APPOINTMENT AGREEMENT

FY-2026

Director: Scherri A. Harps

Effective Date: March 1, 2026

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INDEPENDENT DIRECTOR APPOINTMENT AGREEMENT

This Independent Director Appointment Agreement (this “Agreement”) is made and entered into as of March 1, 2026 (the “Effective Date”), by and between MyRxWallet North America Corporation, a Wyoming corporation (the “Company”), and Scherri A. Harps (the “Director”).

1.	Position and Duties

1.1  Title. The Company hereby appoints the Director to serve as an Independent Director on the Company’s Board of Directors (the “Board”), effective as of the Effective Date. The Director shall serve as a non-employee, non-management member of the Board.

1.2  Duties. The Director shall perform the duties customarily associated with service as an Independent Director of a Wyoming corporation, including attendance at meetings of the Board and any Board committee on which she serves, review of Board materials, and participation in Board deliberations and oversight functions. The Director agrees to comply with the Company’s bylaws, committee charters, corporate governance guidelines, and codes and policies applicable to directors.

1.3  Time and Manner of Service. Service will include in-person and virtual meetings; reasonable travel may be required. The Director will devote the time reasonably necessary to fulfill her duties as an Independent Director.

1.4  Independence. The Board has determined that the Director qualifies as an “independent director” within the meaning of the listing standards of the Nasdaq Stock Market LLC and applicable rules of the U.S. Securities and Exchange Commission. The Director shall promptly notify the Board in writing of any fact, circumstance, or relationship that would or could reasonably be expected to affect such determination.

2.	Term

2.1  Term. The Director’s term of service under this Agreement shall commence on the Effective Date and continue for a period of one (1) year (the “Initial Term”). Thereafter, this Agreement will automatically renew for successive one-year terms (each, a “Renewal Term” and together with the Initial Term, the “Term”) unless either party provides written notice of non-renewal at least thirty (30) days before the end of the then-current Term, or the Director’s service ends earlier in accordance with Section 9 (Termination) or applicable law.

2.2  Nature of Relationship. The Director serves the Company solely in her capacity as a non-employee Independent Director. Nothing in this Agreement shall be construed to create an employment relationship, partnership, joint venture, agency, or independent contractor engagement for any purpose other than service as a director, and the Director shall not hold herself out as an officer, employee, or agent of the Company.

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3.	Compensation and Expenses

3.1  Initial Equity Awards. In consideration of the Director’s service to the Company, and pursuant to a duly authorized resolution of the Board, the Director has received the following one-time grants of restricted common stock of the Company (collectively, the “Initial Awards”):

(a)  Compensation Award. Twenty-Five Thousand (25,000) shares of restricted common stock as compensation for the Director’s service as an Independent Director (the “Compensation Award”); and

(b)  Bonus Award. Ten Thousand (10,000) shares of restricted common stock as a one-time signing bonus in recognition of the Director’s acceptance of appointment (the “Bonus Award”).

The Initial Awards together total Thirty-Five Thousand (35,000) shares, were issued in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended, and applicable state securities exemptions, and have been recorded with the Company’s transfer agent of record, Colonial Stock Transfer Co., Inc., effective March 10,

2026. The Initial Awards are subject to such restrictions on transfer as are applicable under federal and state securities laws and the Company’s insider-trading and other applicable policies. The Initial Awards are fully vested upon issuance and are not subject to any continued-service vesting condition.

3.2  Deferred Board Compensation. In further consideration of the Director’s service to the Company prior to the Company having sufficient operating capital to pay current cash compensation, the Company shall accrue, and pay on a deferred basis as set forth herein, the following:

(a)  Accrual Rate. Commencing on the Effective Date and continuing through the Funding Trigger Date (as defined below) or the earlier termination of the Director’s service, the Company shall accrue deferred compensation in favor of the Director at the rate of Fourteen Thousand Five Hundred Eighty-Three U.S. Dollars and Thirty-Three Cents (US$14,583.33) per month (the “Monthly Accrual”), prorated for any partial month and equivalent to an annualized rate of One Hundred Seventy-Five Thousand U.S. Dollars (US$175,000.00). The aggregate accrued obligation under this Section 3.2 (the “Deferred Compensation Balance”) shall be reflected on the Company’s books as an unfunded accrued liability in accordance with U.S. generally accepted accounting principles, including ASC 710.

(b)  Aggregate Cap. Notwithstanding subsection (a), the Deferred Compensation Balance shall not exceed Three Hundred Fifty Thousand U.S. Dollars (US$350,000.00) in the aggregate (representing approximately twenty-four (24) months of Monthly Accrual), and no further accrual shall occur once such cap is reached unless and until the cap is increased by separate written action of the Board.

(c)  Funding Trigger Date. The “Funding Trigger Date” means the first date on which the Company has received cumulative cash proceeds, in any combination of the following sources, of not less than Five Million U.S. Dollars (US$5,000,000.00) since the Effective Date: (i) net proceeds from the Company’s offering of securities qualified under Regulation A of the Securities Act of 1933, as amended; (ii) net proceeds from any subsequent public or private financing transaction; or (iii) operating cash flow from revenue. The Company shall notify the Director in writing within ten (10) business days following the Funding Trigger Date.

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(d)  Payment. The Deferred Compensation Balance, plus any accrued interest under subsection (e), shall be paid in cash to the Director in twelve (12) equal monthly installments commencing on the first day of the month following the Funding Trigger Date, with each installment paid in cash on the first business day of the applicable month. Payment shall be reported on IRS Form 1099-NEC and shall be subject to such reporting and withholding as may be required by applicable law.

(e)  Interest. The Deferred Compensation Balance shall not bear interest. The parties acknowledge that this no-interest treatment is reflective of the Director’s good-faith intent to support the Company during its development stage and is consistent with the deferred-compensation arrangements customarily extended by founding-stage independent directors.

(f)  Effect of Termination on Deferred Compensation. If the Director’s service terminates prior to the Funding Trigger Date for any reason other than termination by the Company for Cause, the Deferred Compensation Balance accrued through the date of termination shall remain a fixed obligation of the Company, payable in accordance with subsection (d) following the Funding Trigger Date, and the Director shall have no obligation to provide further service to receive such payment. If the Director’s service is terminated by the Company for Cause, the Company’s obligation to pay the Deferred Compensation Balance shall be forfeited; the Initial Awards shall remain vested and unaffected, having been fully vested upon issuance.

(g)  Section 409A. The parties intend that the deferred compensation provided under this Section 3.2 either be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), under the short-term deferral exception or comply with Section 409A, and this

Agreement shall be interpreted accordingly. Neither party guarantees the tax treatment of any payment hereunder, and each shall bear its own tax consequences.

(h)  Disclosure. The Director acknowledges that the Company will disclose the material terms of this Section 3.2, including the Monthly Accrual, the Aggregate Cap, the Funding Trigger Date definition, and the outstanding Deferred Compensation Balance as of each balance sheet date, in the Company’s offering statement, periodic reports, and other filings made under applicable U.S. federal securities laws.

3.3  No Other Compensation. Except as expressly provided in this Section 3 or in a separate written award agreement approved by the Board, the Director shall not be entitled to any other cash, equity, severance, or fringe benefit from the Company in connection with her service hereunder. The parties acknowledge that the Director is not an employee of the Company and is not entitled to participate in any Company employee benefit plan.

3.4  Expenses. The Company shall reimburse the Director for reasonable, documented business expenses incurred in performing Board duties, in accordance with the Company’s expense reimbursement policy as in effect from time to time.

3.5  Tax Reporting. Compensation payable to the Director hereunder, including the Initial Awards and any deferred compensation, shall be reported on IRS Form 1099-NEC or other appropriate tax form for non-employee directors, as determined by the Company in accordance with applicable law.

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4.	Confidentiality and Company Materials

4.1  Confidentiality. The Director acknowledges that she will receive confidential, proprietary, and trade secret information of the Company and its affiliates (collectively, “Confidential Information”). The Director shall not disclose or use Confidential Information except as required to perform Board duties, and shall comply with Regulation FD and the Company’s disclosure policies in all communications with persons outside the Company.

4.2  Return of Property. Upon cessation of service, the Director will promptly return or destroy all Company property and Confidential Information in her possession, with the exception of copies retained as required by law or for customary board record-keeping (subject to ongoing confidentiality).

5.	Work Product

To the extent the Director creates works of authorship or materials specifically for the Company in her capacity as a director (“Work Product”), the Director hereby grants the Company an irrevocable, perpetual, worldwide, royalty-free license to use, reproduce, distribute, display, and create derivative works of such Work Product for Company purposes. This Section does not apply to the Director’s pre-existing materials or general skills and know-how.

6.	Non-Solicitation; No Non-Compete

6.1  Non-Solicitation. During the Director’s service and for twelve (12) months thereafter, the Director shall not knowingly solicit for employment any executive-level employee of the Company with whom the Director worked in her capacity as a director, provided that general solicitations not directed at such persons are not prohibited.

6.2  No Non-Compete. In recognition of the Director’s independent, part-time board role, the parties agree that no post-service non-competition covenant shall apply to the Director; provided, however, that the Director shall promptly disclose any actual or potential conflicts of interest and shall manage such conflicts in accordance with Company policy and applicable law.

7.	Compliance with Policies; Insider Trading

The Director will comply with all Company policies applicable to directors, including codes of conduct, disclosure, and insider-trading policies. The Director will use any pre-clearance procedures established by the Company for trades in Company securities and will comply with any applicable trading windows and trading plans consistent with Company policy and applicable law, including Section 16 of the Securities Exchange Act of 1934, as amended, to the extent applicable.

8.	Data Privacy and Regulatory Compliance

The Director agrees to handle Company personal and sensitive data in accordance with applicable law and Company policies. The Director shall not access, use, disclose, or retain any personal data except as necessary to perform her authorized Board duties on behalf of the Company. The Director acknowledges that the Company is engaged in healthcare technology and may handle protected health information subject to the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), and that any access to such information by the Director shall be governed by HIPAA and the Company’s privacy and security policies.

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9.	Termination

9.1  By the Company. The Company may terminate the Director’s service for Cause (as defined in any award agreement applicable to her equity awards) or without

Cause at any time by written notice; provided, that any such termination shall be without prejudice to the Director’s right to receive any compensation earned through the date of termination.

9.2	By the Director. The Director may resign at any time upon written notice to the Company.

9.3  Effect of Termination. Upon cessation of service for any reason, any deferred compensation earned but unpaid through the date of termination will be paid in accordance with the Company’s policies and applicable law. Equity awards will be treated in accordance with the Company’s 2025 Director & Officer Equity Incentive Plan (as amended, the “Plan”), as applicable, and the applicable award agreement(s).

10.	Change in Control

To the extent any award agreement entered into between the Company and the Director provides for accelerated vesting upon a Change in Control (as defined in the Plan or applicable award agreement), such acceleration shall be governed by, and given effect in accordance with, the terms of the Plan and the applicable award agreement, with performance-based awards (if any) treated as provided therein.

11.	Securities Matters

The parties acknowledge that, as of the Effective Date, the Company has filed an offering statement on Form 1-A under Regulation A of the Securities Act of 1933, as amended, and that the Company’s securities are not currently registered under Section 12 of the Securities Exchange Act of 1934, as amended. The shares granted as the Initial Awards have been issued in reliance on Section 4(a)(2) of the Securities Act and applicable state securities exemptions, and are “restricted securities” within the meaning of Rule 144. The Director represents that she is acquiring the Initial Awards for her own account, for investment, and not with a view to or for sale in connection with any distribution thereof, and that she is aware of the restrictions on transfer applicable to such shares. Following any change in the Company’s reporting status or listing, awards and related practices will conform to applicable laws, exchange rules, the Plan, and Company policies.

12.	Indemnification and Insurance

The Director shall be entitled to indemnification, advancement of expenses, and exculpation to the fullest extent permitted under the Wyoming Business Corporation Act and the Company’s Articles of Incorporation and Bylaws as in effect from time to time, including with respect to claims arising out of her service as a director.

The Company shall use commercially reasonable efforts to maintain customary directors’ and officers’ liability insurance covering the Director on terms no less favorable than the coverage provided to other non-employee directors of the Company. The provisions of this Section 12 shall survive the termination of this Agreement.

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13.	Dispute Resolution

13.1  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming, without regard to its conflicts-of-law principles.

13.2  Arbitration. Any dispute arising out of or relating to this Agreement shall be resolved by final and binding arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules. The seat and venue of arbitration shall be Cheyenne, Wyoming. Judgment on the award may be entered in any court of competent jurisdiction. Either party may seek temporary injunctive relief in a court of competent jurisdiction to protect Confidential Information or enforce restrictive covenants pending arbitration. Notwithstanding the foregoing, the Director’s right to indemnification and advancement of expenses pursuant to Section 12 may be enforced in any court of competent jurisdiction.

14.	Notices

All notices under this Agreement shall be in writing and deemed given when delivered personally, sent by nationally recognized overnight courier, or emailed with confirmation, to the addresses below (or as updated by notice):

If to the Company:

MyRxWallet North America Corporation

Attention: Chairman and Chief Executive Officer

732 S. 6th Street, #5397

Las Vegas, Nevada 89101

Email: olivia@myrxwallet.app; executiveassistance@myrxwallet.io

If to the Director:

Scherri A. Harps Mobile: 909-200-7073

Email: scherriaharps@gmail.com

15.	Miscellaneous

15.1  Entire Agreement. This Agreement, together with the Plan and any award agreements between the Company and the Director, constitutes the entire understanding of the parties and supersedes all prior discussions and agreements regarding the subject matter.

15.2	Amendments. Any amendment must be in a writing signed by both parties.

15.3  Assignment. The Company may assign this Agreement to a successor; the Director may not assign her rights or obligations without the Company’s prior written consent.

15.4  Severability; Waiver. If any provision is held invalid or unenforceable, the remainder of this Agreement shall remain in full force and effect. No failure or delay in enforcing any provision shall constitute a waiver thereof.

15.5  Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Signatures delivered electronically (including by PDF or DocuSign or comparable e-signature platform) shall be treated as original signatures.

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16.	Signatures

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date first written above.

MyRxWallet North America Corporation

By: /s/ Olivia Trinh

Name: Olivia Trinh

Title: Chairman, Chief Executive Officer, and Interim Chief Financial Officer

Date: 05/08/2026

Director

Signature: /s/ Scherri A. Harps

Title: Independent Director

Date: 05/12/202

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